1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 12, 2024

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,772

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,772 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (the “Fund”):

iShares MSCI New Zealand ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on December 3, 2024. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	The Staff notes that the Fund’s name changed from “iShares MSCI New Zealand Capped ETF” to “iShares MSCI New Zealand ETF.” Please confirm when this change occurred and if there were any filings that documented this change.

Response:	The name of the Fund changed from iShares MSCI New Zealand Capped ETF to iShares MSCI New Zealand ETF in a filing on December 26, 2017, effective December 29, 2017. The Trust notes that in connection with this name change, there were no material changes to the fund’s registration statement, including no material changes to the fund’s investment strategy.

Comment 2:	The Staff notes that on S-31, there is a placeholder for the broad-based benchmark included in the Fund’s “Performance Information” chart. Please provide the information for the broad-based benchmark.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

December 12, 2024

Response:	The Trust confirms that the Fund will disclose the MSCI ACWI ex USA Index as the broad-based benchmark and will include its performance information.

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Sincerely,

/s/ Anne C. Choe

Anne C. Choe

cc:	Benjamin J. Haskin
Marisa Rolland
Michael Foland
Michael Gung
Toree Ho
Luis Mora
George Rafal
Christiana Fahey